Centerspace
Insider Trading Policy
(Adopted April 29, 2009, Revised September 20, 2018,
November 25, 2019, November 20, 2020, December 10, 2021 and December 9, 2022)
This Policy supersedes all previous insider trading policies adopted by the Board of Trustees of Centerspace (“Centerspace”).
Please read this Insider Trading Policy (the “Policy”) carefully and make sure you understand it. If you have any questions about it, please contact Centerspace’s Legal Department. After you have read and understood this Policy, please sign and return the attached certification.
Purpose
This Policy sets forth the general standards for all members of the Board of Trustees, officers and employees, and certain consultants and contractors, of Centerspace and its subsidiaries (collectively, the “Company”) with respect to engaging in transactions in the Company’s securities and the securities of other publicly-traded companies. In addition, an Addendum to this Policy describes the special policies and procedures of the Company applicable to trustees, executive officers, and certain designated employees regarding restrictions on trading and pre-clearance of transactions in Company securities.
Company Assistance
Any person who has questions regarding this Policy or its application to any proposed transaction may obtain additional guidance from the Company’s Legal Department. Ultimately, however, the responsibility for adhering to this Policy and avoiding unlawful transactions rests with the individual.
Individual Responsibility
Every officer, trustee and employee and consultant and contractor subject to this Policy has the individual responsibility to comply with this Policy against insider trading. You may, from time to time, have to forego a proposed transaction in the Company’s securities even if you planned to make the transaction before learning of inside information.
The Need for an Insider Trading Policy
Federal and state securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of material information about that company that is not generally known or available to the public. These laws also prohibit persons who are aware of such material nonpublic information from disclosing this information to others.
Insider trading violations are pursued vigorously by the Securities and Exchange Commission (“SEC”) and U.S. Attorneys and are punished severely. While the regulatory authorities generally concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and their controlling persons if they fail to take reasonable steps to prevent insider trading by company personnel. The SEC and the National Association of Securities Dealers, among others, investigate and are very effective at detecting insider trading. Successful prosecutions have been brought against trading by employees through foreign accounts, trading by family members and friends, and trading involving only a small number of shares.
Individuals who tip others (“tippers”) may also be liable for improper transactions by the tippees to whom they have disclosed Material Nonpublic Information (as defined below) regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. Tippers would be subject to the same penalties and sanctions as tippees, and the SEC has imposed large penalties even when the tipper did not profit from the trading.
Potential civil and criminal penalties for insider trading violations include (a) imprisonment for up to 20 years, (b) criminal fines of up to $5 million, and (3) civil fines of up to three times the profit gained or loss avoided.
Failure to comply with this Policy may also subject you to Company-imposed sanctions, including dismissal for cause, whether or not your failure to comply with this Policy results in a violation of law.
Applicability
Persons Covered. As a trustee, officer, employee or consultant of the Company, this Policy applies to you. The same restrictions that apply to you also apply to your spouse, your minor children and anyone else living in your household; partnerships in which you are a general partner; trusts of which you are a trustee; and estates of which you are an executor (each, a “Related Person”). This Policy also applies to certain consultants and contractors of the Company who receive or have access to Material Nonpublic Information regarding the Company, and to whom the Company communicates this Policy.
Transactions Covered. This Policy applies to all transactions in the Company’s securities, including common shares, preferred shares, and any other securities the Company may issue from time to time (such as warrants). Transactions also include certain transactions under Company plans, as follows:
•Centerspace Direct: This Policy’s trading restrictions do not apply to purchases of the Company’s shares under the Centerspace Distribution Reinvestment and Stock Purchase Plan (“Centerspace Direct”) resulting from reinvestment of distributions, or ongoing voluntary cash contributions made via periodic payroll deductions, pursuant to an election you made at the time of enrollment in Centerspace Direct when you were not aware of Material Nonpublic Information. The trading restrictions DO apply to your election to participate in Centerspace Direct, to your sales of Company shares purchased under THE COMPANY Direct, to voluntary purchases of Company shares resulting from additional contributions you choose to make to Centerspace Direct, and to increases or decreases in your level of participation in Centerspace Direct.

Transactions covered by the Policy do NOT include:
•Any purchase or sale of the Company’s securities made pursuant to an agreement or plan that complies with SEC Rule 10b5-1, provided that you were not aware of Material Nonpublic Information at the time you entered into or adopted the agreement or plan, and the agreement or plan has been approved in advance by the General Counsel. If you are an Insider (defined in the Addendum below), the agreement or plan must also be approved by the Company’s Board of Trustees.
•Any purchase or sale of interests in mutual funds that are invested in the Company’s securities, except for sector funds or exchange-traded funds where the investor owning such funds that is a Covered Person hereunder has any control over the investment decisions of such fund.
Companies Covered. You and your Related Persons may not place purchase or sell orders or recommend that another person place a purchase or sell order in the securities of another company if you become aware of Material Nonpublic Information about the other company in the course of your employment by or affiliation with the Company, until two trading days following the date such Material Nonpublic Information becomes available to the general public (for example, customers or suppliers of the Company and those with which the Company may be negotiating major transactions, such as an acquisition, investment or sale. Information that is not material to the Company may nevertheless be material to one of these other firms).
General Policy
No Trading on Inside Information. You may not purchase, sell, gift or otherwise trade in the securities of the Company, directly or through Related Persons, if you are aware of Material Nonpublic information regarding the Company, or engage in any other action to take advantage of that information.
No “Tipping”. You may not provide Material Nonpublic Information regarding the Company to Related Persons and others outside the Company, including family and friends, or recommend to anyone the purchase or sale of Company securities when you are aware of such information. This practice, known as “tipping”, also violates the securities laws.
No Exception for Hardship. The existence of a personal financial emergency or need does not excuse you from compliance with this Policy. If you are aware of Material Nonpublic Information, you must forego a transaction in the Company’s securities or the securities of another company, even though:
•You planned the transaction before learning of the Material Nonpublic Information,
•You may lose money or a potential profit by not completing the transaction, or
•The transaction may be necessary or seem justifiable for independent reasons (including a need to raise money for a personal financial reason).
Remember that anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a result, before engaging in any transaction, you should carefully consider how your transaction may be construed by enforcement authorities and others in hindsight.
Certain Definitions
Material Nonpublic Information:
Material Information. Information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of a security or where the information is likely to have a significant effect on the market price of the security. Either positive OR negative information may be material. Possible material information includes, but is not limited to:
•Projections of future earnings or losses or other earnings guidance
•Changes to previously announced earnings guidance, or the decision to suspend earnings guidance
•Pending or proposed mergers, acquisitions, joint ventures, and significant changes in assets
•Changes in management
•Changes in auditor or auditor notification that the Company may no longer rely on an audit report
•Events regarding the Company’s securities, such as defaults on senior securities, the offering of additional securities, a stock split, repurchase plans, changes in dividends
•Severe financial liquidity problems
•Impending bankruptcy or receivership
•Regulatory approvals or changes in regulations
•Actual or threatened major litigation, or the resolution of such litigation
•New major contracts, suppliers, customers or finance sources, or the loss thereof.
It can sometimes be difficult to know whether information would be considered material. When doubt exists, the information should be presumed to be material. If you are unsure whether information of which you are aware is Material Information, you should consult with the Company’s Legal Department.
Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to the public, such as through a press release or through an SEC filing, AND a sufficient period of time (generally close of business on the second trading day following the date of public disclosure of the information) must have elapsed to allow the information to have been fully absorbed by the public. For example, if the Company announces earnings on a Friday, you may transact in the Company’s securities starting on Wednesday of the next week.

Related Person. A Related Person includes your spouse, minor children and anyone else living in your household; partnerships in which you are a general partner; trusts of which you are a trustee; and estates of which you are an executor.
Additional Guidance
The Company considers it improper and inappropriate for those employed by or associated with the Company to engage in short-term or speculative transactions in the Company’s securities or in other transactions in the Company’s securities that may lead to inadvertent violations of the insider trading laws. Accordingly, your trading in Company securities is subject to the following additional guidance:
Short Sales. Short sales (sales of securities that are not then owned) of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance. For these reasons, you are prohibited from engaging in short sales of the Company’s securities, as described in Section 16(c) of the Securities Exchange Act of 1934. (Note: Section 16(c) prohibits trustees and officers of the Company from engaging in short sales of Company securities.)
Short-Swing Trades. Short-term trading of the Company’s securities may be distracting and may unduly focus the investor on the Company’s short-term stock market performance instead of the Company’s long-term business objectives. For these reasons, you may not sell Company securities in the open market within six months of a purchase of Company securities of the same class, and you may not purchase Company securities in the open market within six months of a sale of Company securities of the same class.
(Note: under Section 16 of the Securities Exchange Act of 1934, Company trustees and Section 16 officers face strict liability for effecting non-exempt purchases and sales (or sales and purchases) in the Company’s securities within a six-month period that result in a “short swing profit” (whether this profit is actual or imputed). The statute compels the trustee or Section 16 officer to disgorge all profits (as calculated pursuant to Section 16) gained in the transactions. The proceeds of the disgorgement are remitted to the Company’s treasury. If the Company does not bring an action to recover these profits, any stockholder acting on the Company’s behalf may do so. These stockholder lawsuits are not infrequent because the various reports that must be filed pursuant to Section 16 are publicly available. There are many law firms that actively monitor filings and file lawsuits if they identify violations.)
Publicly-Traded Options. A transaction in options is, in effect, a bet on the short-term movement of the Company’s stock and therefore creates the appearance that trading is based on inside information. Transactions in options also may focus the investor’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, you may not engage in transactions in puts, calls or other derivative securities, on an exchange or in any other organized market.

Standing Orders. Standing orders should be used only for a very brief period of time. A standing order placed with a broker to sell or purchase stock at a specified price leaves you with no control over the timing of the transaction. A standing order transaction executed by the broker when you are aware of Material Nonpublic Information may result in unlawful insider trading.
Margin Accounts and Pledges. Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. A margin or foreclosure sale that occurs when you are aware of Material Nonpublic Information may, under some circumstances, result in unlawful insider trading. Because of this danger, you should exercise caution in holding Company securities in a margin account or pledging Company securities as collateral for a loan. In addition, the Company’s Policy Regarding Hedging and Pledging of Securities, as may be amended, restated or replaced (“Hedging/Pledging Policy”) prohibits the Company’s trustees, executive officers, executive vice presidents and senior vice presidents from pledging the Company’s securities as collateral for a loan, including through the use of traditional margin accounts with a broker.
Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow a person to lock in much of the stock holdings’ value, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow a person to continue to own the Company’s securities, but without the full risks and rewards of ownership. When that occurs, the individual may no longer have the same objectives as the Company’s other shareholders. Therefore, the Company strongly discourages you from engaging in such transactions. If you wish to do so, you must first pre-clear the proposed transaction with the Company’s Legal Department. In addition, the Company’s Hedging/Pledging Policy prohibits the Company’s trustees, executive officers, executive vice presidents and senior vice presidents from engaging in hedging or monetization transactions in the Company’s securities.
Post-Termination Transactions
If you are no longer employed by, or affiliated with, the Company, but you have Material Nonpublic Information regarding the Company, you must continue to comply with this Insider Trading Policy and you may not trade in Company securities until the Material Nonpublic Information in your possession has become public or is no longer material.
Confidentiality
Unauthorized disclosure of Material Nonpublic Information or other information regarding the Company could create serious problems for the Company, whether or not the information was disclosed for the purpose of conducting improper transactions in the Company’s securities. You should treat all information you learn about the Company or its business plans in connection with your employment as confidential and proprietary to the Company. You should not discuss Company information with anyone outside the Company, including through the use of e-mail or the Internet (including on-line bulletin boards and chat rooms).

Centerspace
Insider Trading Policy
Addendum
This Addendum to the Centerspace Insider Trading Policy applies to the following persons (who are collectively referred to as “Insiders”):
•All members of the Board of Trustees
•Section 16 Executive Officers (those officers who have been notified that they are subject to the provisions of Section 16 of the Securities Exchange Act of 1934, as amended (“Section 16 officers”); current Section 16 officers are listed on Exhibit A to this Addendum, and
•Certain employees of the Company who have access to financial and operational data about the Company or other Material Nonpublic Information about the Company and who have been separately notified that these provisions apply to them (“Designated Employees”); the names and/or positions of these Designated Employees subject to this Addendum are listed on Exhibit A to this Addendum. The Company may from time to time designate other individuals/positions subject to this Addendum and will amend Exhibit A as necessary. You will be notified if there is any change in your status.
This Addendum sets forth requirements and restrictions specifically applicable to Insiders, due to their increased access to Material Nonpublic Information. This Addendum is in addition to and supplements the Company’s Insider Trading Policy, which is also applicable to all Insiders, and any reference to compliance with the Policy shall include this Addendum for purposes of Insiders. Please read this Addendum carefully.
Blackout Periods
Quarterly Blackout Periods. The Company’s announcement of its quarterly financial results has the potential to have a material effect on the market for the Company’s securities. Therefore, to avoid even the appearance of trading on the basis of Material Nonpublic Information, Insiders may not trade in the Company’s securities during a quarterly blackout period, which begins at the close of business on the last day of a calendar quarter and ends after the second full business/trading day following the date the Company files its Form 10-Q or 10-K, as applicable, for that calendar quarter.
Event-Specific and Regulatory Blackout Periods. In addition, from time to time, the Company may institute a blackout period when there is a pending transaction that would be considered Material Nonpublic Information regarding the Company (such as entry into merger or asset purchase agreements, results of certain negotiations or lawsuits, or interim earnings guidance) or for a regulatory reason (such as SEC regulations prohibiting certain sales and other transfers by Insiders during certain pension plan blackout periods). During an event-specific or regulatory blackout period, Insiders will be prohibited from trading in the Company’s securities.
The existence of an event-specific blackout period will not be announced, other than to those individuals who are aware of the Material Nonpublic Information which requires the blackout.

If, however, an Insider requests permission to trade in the Company’s securities during an event-specific blackout, the Company’s Legal Department will inform the requesting person of the existence of a blackout period, without disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the Company to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of Material Nonpublic Information. Even if a blackout period is not in effect, at no time may an Insider trade in Company securities if the Insider is aware of Material Nonpublic Information about the Company.
Trading restrictions under quarterly blackout periods and event-specific and regulatory blackout periods do not apply to transactions made under an approved Rule 10b5-1 trading plan, although Rule 10b5-1 trading plans may not be adopted during a quarterly blackout period or an event-specific or regulatory blackout period.
Pre-Clearance of Trades and Annual Certification
Trading in the Company’s securities outside of a blackout period should not be considered a “safe harbor” and all Insiders should use good judgment at all times.
Pre-Clearance of Trades. Insiders and their Related Persons may not engage in any transaction involving the Company’s securities (including a gift, loan, pledge or hedge, contribution to a trust, conversion of limited partnership units of Centerspace to common shares, or any other transfer) without first obtaining pre-clearance of the transaction from the Company’s Legal Department. A request for pre-clearance should be submitted at least one business day in advance of the proposed transaction. Pre-clearance of a transaction is valid only for a 48-hour period. If the transaction order is not placed within that 48-hour period, pre-clearance of the transaction must be re-requested. The Company’s Legal Department is under no obligation to approve a trade submitted for pre-clearance, and may determine not to permit the trade. No member of the Legal Department may trade in Company securities unless the CEO has pre-approved the trade in accordance with these procedures.
Annual Certification. To help ensure compliance with the Insider Trading Policy, including the Addendum, all Insiders are required to execute and deliver an annual statement certifying their understanding of and intent to comply with the Insider Trading Policy, including this Addendum.